SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

BAT GROUP, INC.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

 07039P104

(CUSIP Number)

With Copies To:

Yang An

Chief Financial Officer

Room 104, No. 33, Section D, No. 6 Middle Xierqi Road,

Haidian District, Beijing

People’s Republic of China

+86 (010) 59441080

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

 Shuxiang Zhang

Floor 7 Building D, No.28 Chengfu Road,

Haidian District, Beijing, China

Telephone: + 86-(010) 5714-3812

December 22, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 16891K103	SC13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Shuxiang Zhang ID No. 210403196305260979
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) ☐ (b) ☐ Reporting person is affiliated with other persons
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,030,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,030,000
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,030,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.89%*
14	TYPE OF REPORTING PERSON IN

*	Percentage is calculated on the basis of 11,585,806 shares of common stock outstanding as of December 26, 2019.

Item 1. Security and Issuer

The Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by Mr. Shuxiang Zhang (the “Reporting Person”) on February 8, 2018 and on November 15, 2019 (the “Schedule 13D”), is hereby amended and supplemented to include the information set forth herein. This amended statement to the Schedule 13D constitutes Amendment No. 2 (this “Amendment”) to the Schedule 13D (the Schedule 13D, as amended by the Amendment, collectively, the “Statement”). Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

This Amendment relates to the common stock, par value $0.001 of Bat Group, Inc. (the “Common Stock”), a company incorporated under the laws of the State of Delaware, (the “Company” or the “Issuer”). The Company’s principal executive office is located at Room 104, No. 33, Section D, No. 6 Middle Xierqi Road, Haidian District, Beijing People’s Republic of China.

Item 3. Source and the Amount of Funds or Other Consideration.

Item 3 is hereby amended by adding the following paragraph:

On December 22, 2019, the Reporting Person acquired 520,135 shares of Common Stock (the “Shares”) in a private transaction for a per share purchase price of $1.50 pursuant to certain stock purchase agreement (the “SPA”) dated December 22, 2019 by and between Zhiji Xingmai Network Technologies Co., Ltd. (“Zhuji”) as representative of Zhuji Controlling Persons (defined below) and the Reporting Person. Zhuji agreed to act as record holder of 1,253,914 shares of Common Stock of the Company on behalf of Siwei Wang, Tao Sun, Guang Ma, Mei Chen and Zhirun Li (collectively “Zhuji Controlling Persons”) pursuant to certain share entrustment agreement dated October 8, 2019. The SPA and the transaction contemplated therein were agreed by Zhuji Controlling Persons.

The source of funds for the purchase price is available funds of the Reporting Person and his affiliates. No part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

Item 4. Purpose of the Transaction.

Item 4 of the Statement is supplemented and amended, as the case may be, as follows:

The Reporting Person acquired the Shares for investment purposes in the belief that the Shares represents an attractive investment opportunity. The Reporting Person intends to review his investment in the Issuer on a continuing basis. Representatives of the Reporting Person may have discussions from time to time with the Issuer, other shareholders and third parties relating to the Issuer, strategic alternatives that may be available to the Issuer and the Issuer’s business, operations, assets, capitalization, financial condition, governance, management and future plans, including in respect of one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D of the Act. There can be no assurance as to the outcome of any of the discussions referred to in this Schedule 13D.

Depending on various factors, including the Issuer’s financial position and strategic direction, the outcome of the discussions referenced above, actions taken by the board of directors of the Issuer, price levels of the securities of the Issuer, other investment opportunities available to the Reporting Person, the availability and cost of debt financing, the availability of potential business combination and other strategic transactions, conditions in the capital markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to their investments in the Issuer as they deem appropriate, including acquiring or disposing of securities of the Issuer, entering into financial instruments or other agreements which increase or decrease the Reporting Person’s economic exposure with respect to their investments in the Issuer, engaging in any hedging or similar transactions with respect to such holdings and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D of the Act.

Except as set forth in this Item 4 or Item 6 below, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5. Interest in Securities of the Issuer.

(a)	As of the date of this filing of Schedule 13D/A, there are 11,585,806 shares of Common Stock outstanding, of which the Reporting Person owns 1,030,000 shares, representing 8.89% of the outstanding shares of Common Stock

(b)	The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference.

(c)	Other than the acquisition of the shares as reported in this Schedule 13D, no actions in the Common Stock were effected during the past sixty (60) days by the Reporting Persons.

(d)	None.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following paragraph:

On December 22, 2019, the Reporting Person acquired 520,135 shares of Common Stock in a private transaction for a per share purchase price of $1.50 pursuant to the SPA. The SPA is filed as Exhibit 99.1 hereto.

Item 7. Material to Be Filed as Exhibits.

99.1	Stock Purchase Agreement, dated December 22, 2019, by and between Shuxiang Zhang and Zhuji Xingmai Network Technologies Co., Ltd.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Dated: January 6, 2020

By:	/s/ Shuxiang Zhang
Name: Shuxiang Zhang

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